Sean Bell Vice President, Corporate Counsel
Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-8462 Sean.bell@prudential.com

May 4, 2017

Kathryn Hinke, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life of New Jersey Variable Appreciable Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215543)

Pruco Life Variable Universal Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215544)

Dear Ms. Hinke:

The purpose of this correspondence is to address, what we believe, is the Staff’s one outstanding comment on the above referenced registration statements. The registration statements relate to the PruLife® SVUL Protector® survivorship variable universal life insurance contracts (the “Contract”) to be issued by the above referenced Depositors.

In previous correspondence and in discussions with the Staff, we have addressed our relative positions on whether Section 11 of the Investment Company Act of 1940 should apply to a rider conferring a contractual right to split the Contract into two new contracts in the event of divorce or an applicable change in federal tax law.

Consistent with our discussion with the Staff on April 21, 2017, and without waiving our position that the rider should properly be considered outside the scope of Section 11, we have revised the prospectus to reflect that, in the event the rider is exercised, we will waive any surrender charges associated with the original Contract. We will also waive the premium-based Sales Charge for up to 50% of the original Contract’s final Cash Surrender Value that the owner chooses to apply to a new contract as an initial premium. We will not waive the Premium-based Administrative Charge or any surrender charges associated with the new contracts.

Our revised disclosure to reflect these changes and additional updates since our April 6, 2017 correspondence is as follows:

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Guaranteed Contract Split Option Rider
The Guaranteed Contract Split Option Rider provides for the ability to exchange the survivorship Contract for up to two separate contracts, one each on the life of each insured, at their respective Attained Age, without requiring evidence of insurability. The right to exchange is ~~only~~ available for a 180 day period beginning ~~within~~ 180 days after ~~either~~ a continuously effective final decree of divorce. The right to exchange is also available within 180 days of ~~or~~ a change in the tax law that removes the unlimited marital deduction. This rider is automatically and only included with Contracts when the insureds are married, are both age 74 or younger, and are each in an underwriting classification no higher than the highest classification allowable on single-life plans. There is no charge for this rider. Exercising this rider may have tax implications.

Any type of single-life contract we regularly issue at the time the rider is exercised is available, except for term contracts. The new single-life contract must have a Basic Insurance Amount of at least $25,000 and no more than 50% of the Basic Insurance Amount of this Contract. We will administratively waive any surrender charges that would have applied to the surrender of this Contract, but any surrender charges applicable to new contracts will continue to apply. For each new contract you obtain by exercising the Rider, we will also administratively waive all or part of any premium-based sales charge that is the same or substantially the same as this Contract's Sales Charge. We will waive this charge for an initial premium amount of up to 50% of this Contract's final Cash Surrender Value. For additional amounts paid as initial premium, and for any premiums paid after the initial premium, we will not waive premium-based sales charges. ~~There is no charge for this rider. This rider does not waive surrender charges on this Contract or any new contract resulting from an exchange. Exercising this rider may have tax implications~~.

We again thank the Staff for taking the time to discuss this issue with us. Upon satisfaction of our revisions and/or further comment, we will file pre-effective amendments for both N-6 registration statements that will include revised disclosure, required exhibits, and a completed Part B that will include company and separate account financial statements for the respective Depositors and Registrants.

Please call me at (973) 802-8462 if you have any questions.

Sincerely,

Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

By:    /s/ Sean Bell
Sean Bell
Vice President, Corporate Counsel

Via EDGAR

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